December 11, 2007

Securities and Exchange Commission

100 F Street N.E.

Washington D.C.  20549-3561

Attention:                    Amy Geddes

                                                                           Margery Reich

VIA EDGAR

Re:                  American Wagering, Inc.

                                     Form 10-KSB for the year ended January 31, 2007

                                     File No. 000-20685

Ladies and Gentlemen:

Pursuant to your letter dated November 29, 2007 and our recent telephone conversation we respond to that letter as follows:

Comment 1:

Refer to our previous comments related to your acquisition of Sturgeon’s.  Based upon the financial information you have provided, your acquisition of Sturgeon’s appears significant at a level greater than 40% under the income test set forth under Rule 310(c)(2)(iii) of Regulation S-B.  As such, audited financial statements and pro forma financial information for your acquisition of Sturgeon’s appear to be required.

Response:

We acknowledge that the acquisition of Sturgeon’s by American Wagering, Inc. (the “Company”) was significant at a level greater than 40% based on the income test set forth under Rule 310(c)(2)(iii) of Regulation S-B.  Due to the condition of the financial records of Sturgeon’s at the time of the acquisition by the Company, the Company cannot obtain the required audited financial statements of Sturgeon’s without unreasonable effort and expense.

American Wagering Incorporated

675 Grier Drive, Las Vegas, Nevada, U.S.A. 89119 • 702 735-5529 • FAX 735-0142

Comment 2:

Please note that, until you file the aforementioned audited financial statements and pro forma financial information for the required periods, any registration statement you file will not be declared effective and, in addition, you will not be considered to be in compliance with Item 13(a)(a) of the Proxy Rules.

Response:

We acknowledge the comment.

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As requested, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Best Regards,

Melody Sullivan, Chief Financial Officer

cc:           Victor Salerno

                Terina Salerno

                Kelly Parker

                John Jeppsen